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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO

                                 (RULE 14d-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                            TYCO INTERNATIONAL LTD.
                       (Name of Subject Company (Issuer))
                            ------------------------

                            TYCO INTERNATIONAL LTD.
                       (Name of Filing Person (Offeror))

                     LIQUID YIELD OPTION-TM- NOTES DUE 2020
                         (Title of Class of Securities)

                                  902124 AC 0
                     (CUSIP Number of Class of Securities)

                                 MARK H. SWARTZ
                        c/o TYCO INTERNATIONAL (US) INC.
                                 ONE TYCO PARK
                          EXETER, NEW HAMPSHIRE 03833
                                 (603) 778-9700
                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                            ------------------------

                                   COPIES TO:

         MEREDITH B. CROSS                              FATI SADEGHI
     WILMER, CUTLER & PICKERING                   SENIOR CORPORATE COUNSEL
        2445 M STREET, N.W.                   c/o TYCO INTERNATIONAL (US) INC.
       WASHINGTON, D.C. 20037                          ONE TYCO PARK
           (202) 663-6000                       EXETER, NEW HAMPSHIRE 03833
                                                       (603) 778-9700

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                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*                   AMOUNT OF FILING FEE

*Set forth the amount on which the filing fee is calculated and state how it was determined.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:              Filing Party:
Form or Registration No.:            Date Filed:

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

       / /  third-party tender offer subject to Rule 14d-1.

       /X/  issuer tender offer subject to Rule 13e-4.

       / /  going-private transaction subject to Rule 13e-3.

       / /  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    On January 22, 2002, Tyco International Ltd. announced its intention to repurchase its convertible debt securities, including its Liquid Yield Option-TM- Notes due 2020, in connection with its plan to separate Tyco into four separate companies. On April 25, 2002, Tyco announced that it had terminated the plan to separate into four separate companies. In connection with the termination and consistent with the disclosure in Tyco's Form 10-Q for the quarter ended December 31, 2001, Tyco determined that it will not offer to purchase its convertible debt securities, including its Liquid Yield Option-TM-Notes due 2020. Tyco may make open market or other purchases of these securities from time to time.